

April 12, 2007

via U.S. mail

Mr. Mark E. Vaughan
Chief Executive Officer
Vaughan Foods, Inc.
216 N.E. 12th Street
Moore, OK 73160

      Re: Vaughan Foods, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed April 3, 2006
              File No. 333-137861

Dear Mr. Vaughan:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

Dilution, page 20

1.   We are unable to understand how you arrived at the tangible book value before and after the offering, and it appears to us that your narrative in the second paragraph of this section is inconsistent with the figures presented in the chart immediately following. Please arrange a telephone conference with Sandy Eisen at 202-551-3864 to discuss these details.

2.   We note that the last paragraph on page 20 states that your estimated net proceeds could be $17,250,000 based on an initial offering price of $7.50 per unit, while

the chart on page 18 indicates that your maximum proceeds will be $13,400,000 even if the price were $8.00 per unit. Revise your filing for consistency and clarification.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates, page 24

3.   We note your disclosure on page 25 which indicates that you anticipate treating your business (Vaughan Foods and Allison's) as a single business segment initially upon acquiring Allison's. Tell us why you believe it is appropriate to do so. In so doing, explain whether you will have one or more operating segments, as defined in paragraph 10 of SFAS 131. If you believe you will have only one, explain how Vaughan Foods and Allison's together will meet the criteria of one operating segment in accordance with the subparts of that paragraph. Provide us with sample reports that will be provided to your chief operating decision maker. If you believe you will have more than one operating segment, explain how you will be able to aggregate them into one reportable segment in accordance with paragraph 17. You may wish to discuss this comment in our telephone conference.

Results of Operations of Vaughan Foods, page 25

Comparison of Years Ended December 31, 2006 and 2005, page 25

4.   We note that gross profit decreased by $558,932 and that depreciation and amortization expense increased by $721,253. Please explain why you have not included a discussion of increased depreciation and amortization expense in your discussions of increased costs. We note that we issued a similar comment in our letter dated January 18, 2007.

5.   You state at the top of page 26 that your average selling price for all products decreased from $0.67 per pound in 2005 to $0.66 per pound in 2006. Yet your chart immediately following that paragraph indicates that the average selling price decreased from $0.69 per pound in 2005 to $0.68 per pound in 2006, calculated with the information provided. Likewise, your narrative on page 27 indicates that the price per pound was $0.64 in 2004 and $0.67 in 2005, but your chart immediately following indicates $0.66 in 2004 and $0.69 in 2005. Correct these inconsistencies, if appropriate, or explain the reason for them in your filing.

Management, page 44

6.   Revise the biographical sketches as necessary to eliminate any gaps or ambiguities regarding time and all offices held during the five year periods. For

example, it is unclear when Mr. Dillon became a partner in the certified public accounting firm of Dillon & Associates.

Financial Statements of Vaughan Foods, Inc., page F-1

7.   It appears that Note 2 should include your policy for accounting for the costs of the public offering.

Financial Statements of Allison's Gourmet Kitchens, Limited Partnership, page F-17

Consolidated Balance Sheets, page F-18

8.   Please remove the indication of "Unaudited" from your heading for December 31, 2006.

Unaudited Pro Forma Financial Statements, page F-30

9.   Please call Sandy Eisen at 202-551-3864 to arrange for a telephone conference to discuss continued problems regarding your pro forma financial statements. We believe that a number of issues remain that would be most easily explained by telephone.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sandra Eisen at (202) 551-3864 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Eisen
        A. Sifford
        J. Wynn
        T. Levenberg

        <u>via facsimile</u>
        Stephen Zelnick, Esq.
        Morse, Zelnick, Rose & Lander LLP
        (212) 838-9190